

July 13, 2023

Paul Ogorek
Chief Executive Officer
PGD Eco Solutions, Inc.
7306 Skyview Ave.
New Port Richey, Florida 34653

> **Re: PGD Eco Solutions, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 3**
> **Filed July 10, 2023**
> **File No. 024-11852**

Dear Paul Ogorek:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Post-qualification Amendment No. 3 to Form 1-A

Item 6. Unregistered Securities Issued or Sold Within One Year, page 1

1.   We note your response to prior comment 4. Please ensure consistency in the number of shares disclosed to be outstanding, clarifying as appropriate the number of shares sold to date in the offering. In this regard, we note that Part I, Item 1, the cover page, and page 3 disclose 101,605,000 common shares outstanding while pages 3, 18, and 23 indicate 101,010,000 common shares outstanding before or as of the offering. We also note that in Part I, Item 4, you state that there are 100,000,000 common shares outstanding.

General

2.   We note your response to prior comment 2. Please revise Part I, Item 4 of your offering circular to reflect that you are offering 50,000,000 common shares, consistent with your disclosure elsewhere.

3.   Please update your disclosure in Part I, Item 4 to include the portion of the aggregate offering price attributable to all the securities that you have sold pursuant to a qualified offering statement within the past 12 months before the qualification of this 1-A POS.

4.   We note your response to prior comment 3. Please update your disclosure in the second sentence of the dilution section to reflect the year ended December 31, 2022. Revise information contained in other sections, including the related party transactions section, as of the most reasonably practicable date.

     Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: John J. Brannelly